November 18, 2016
Benjamin Meeks United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:
Wells Fargo Commercial Mortgage Securities, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form SF-3
File No. 333-206677, SEC Accession No. 0001539497-16-002365
 Request for Withdrawal of Post-Effective Amendment to the Registration Statement Pursuant to Rule 477

Dear Mr. Meeks,
Pursuant to Rule 477 of the Securities Act of 1933, as amended, Wells Fargo Commercial Mortgage Securities, Inc. (the “Depositor”) hereby respectfully requests withdrawal of the above-referenced Post-Effective Amendment No. 1 to the Depositor’s registration statement (File No. 333-206677) on Form SF-3, filed with the Securities and Exchange Commission on February 2, 2016.  The reason for the withdrawal is that the Depositor no longer wishes to revise the language in its registration statement as contemplated in its Post-Effective Amendment No. 1.
If you require any additional information regarding the request for withdrawal, please feel free to call me at (704) 348-5309.
Sincerely,

/s/ David S. Burkholder

David S. Burkholder
cc:	Anthony Sfarra Jeff Blake, Esq. Joseph C.T. Kelly

David Burkholder         Tel  704 348 5309         Fax  704 348 5200         david.burkholder@cwt.com